July 7, 2016

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company
of New York (“Jackson of NY”) (File Nos. 333-_________ and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 412 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Elite Access Advisory Prospectus”) describes a variable annuity contract (“Elite Access Advisory”) that is a non-commission product that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Elite Access Advisory product generally would be classified as a “fee based” product in industry terminology and would be appropriate for a purchaser who has engaged the services of an investment adviser for a fee to provide advice on allocations to the various investment options under the contract.

Compared to Jackson’s currently offered variable annuities, e.g. Elite Access (File No. 333-177298), Elite Access Advisory has monthly contract charges and no separate account charges, lower maximum non-commission based withdrawal charges, a shorter withdrawal charge period, higher minimum premiums, and no fixed account options. However, the two products have many similarities, including many of the same base contract provisions, the same investment options, and optional services at no cost such as dollar cost averaging and rebalancing. As a result, the prospectuses for the two products in many sections share identical disclosure.

To assist in the review of the Initial Registration Statement, under separate cover to the Commission Staff reviewer we are providing a marked copy to reflect the similarities and differences between the disclosure in the Elite Access Advisory Prospectus and the applicable disclosure in the Elite Access prospectus. Please note, most of the deletions in the marked copy are a result of the elimination of fixed account options. Under separate cover to the Commission Staff reviewer, we also are providing a courtesy copy of the Elite Access Advisory Prospectus.

Securities and Exchange Commission
July 7, 2016
Page -2-

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Stradley Ronon Stevens and Young, LLP at (202) 507-6413.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:    Alberto Zapata
Joan E. Boros